[Hornbeck Letterhead]

January 22, 2010

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Julie Rizzo

Re:	Registration Statement on Form S-4 under the Securities Act of 1933, as amended (Registration No. 333-162197), filed by Hornbeck Offshore Services, Inc.

Dear Ms. Rizzo:

In connection with the acceleration request of the above referenced Registration Statement, Hornbeck Offshore Services, Inc. acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would appreciate it if you would please contact Clyde Parker at 281-681-5930 once the Registration Statement is declared effective.

HORNBECK OFFSHORE SERVICES, INC.

By:	/s/ Samuel A. Giberga
Samuel A. Giberga Senior Vice President and General Counsel

cc:	R. Clyde Parker, Jr., Winstead PC